Exhibit 99.3

Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Standard Lithium Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the “Company”) as at June 30, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended and the related notes comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2022 and 2021, and its financial performance and its cash flows for the years ended June 30, 2022 and 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia, Canada

September 19, 2022

We have served as the Company’s auditor since 2017.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

As at June 30, 2022 and 2021

Expressed in Canadian Dollars

	2022	2021
ASSETS
Current assets
Cash	$129,065,348	$27,988,471
Receivables	1,135,095	139,396
Prepaid expenses	1,603,997	249,671
	131,804,440	28,377,538

Non-current assets
Reclamation deposit (Note 6)	80,742	77,660
Exploration and evaluation assets (Note 5)	41,127,501	31,590,194
Intangible asset (Note 7)	1,500,540	1,691,575
Pilot plant (Note 8)	985,057	12,338,741
Asset under construction – Commercial plant (Note 9)	4,533,458	—
Right of use asset (Note 10)	379,650	—
Deposits	12,416	—
Investment in Aqualung Carbon Capture SA (Note 4)	3,221,491	—
	51,840,855	45,698,170
TOTAL ASSETS	$183,645,295	$74,075,708

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$6,597,682	$2,408,302
Lease liability – short-term (Note 10)	182,060	—
	6,779,742	2,408,302
Non-current liabilities
Lease liability – long-term (Note 10)	208,435	—
Decommissioning provision (Note 12)	128,860	123,940
	337,295	123,940
TOTAL LIABILITIES	7,117,037	2,532,242

EQUITY
Share capital (Note 13)	262,046,589	122,996,406
Reserves (Note 13)	21,945,204	19,563,420
Deficit	(106,717,819)	(68,617,507)
Accumulated other comprehensive loss	(745,716)	(2,398,853)
TOTAL EQUITY	176,528,258	71,543,466
TOTAL LIABILITIES AND EQUITY	$183,645,295	$74,075,708

Nature and Continuance of Operations (Note 1)

Commitments (Note 5 and 10)

Subsequent event (Note 19)

Approved by the Board of Directors and authorised for issue on September 19, 2022.

“Robert Mintak”	“Dr. J. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive Loss

Years ended June 30, 2022 and 2021

Expressed in Canadian Dollars

	2022	2021
Expenses
Advertising and investor relations	$477,810	$496,230
Amortisation of intangible asset (Note 7)	191,035	191,034
Amortisation of office lease (Note 10)	102,177	—
Amortisation of pilot plant (Note 8)	13,355,544	11,360,466
Consulting fees	2,467,072	934,479
Filing and transfer agent	644,988	154,230
Foreign exchange gain	(1,547,142)	(849,201)
Management fees (Note 14)	2,686,780	1,526,911
Office and administration	2,738,483	574,275
Patent	506,415	269,765
Pilot plant operating (Note 8)	9,907,473	4,596,156
Preliminary economic assessment	87,130	210,283
Professional fees	779,952	711,741
Project investigation	1,397,027	229,257
Share-based payment (Notes 13 and 14)	4,276,333	4,828,614
Travel	345,952	26,474
Loss from operations before other items	(38,417,029)	(25,260,714)

Other items
Interest income	335,551	—
Interest and accretion expense	(18,834)	(173,662)

Net loss before other comprehensive income (loss)	(38,100,312)	(25,434,376)

Other comprehensive income (loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	1,653,137	(4,472,313)
Total comprehensive loss	$(36,447,175)	$(29,906,689)

Weighted average number of common shares outstanding – basic and diluted	155,454,422	121,469,730
Basic and diluted loss per share	$(0.25)	$(0.21)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

Years ended June 30, 2022 and 2021

Expressed in Canadian Dollars

					Accumulated
	Number				other
	of	Share			comprehensive
	shares	capital	Reserves	Deficit	income (loss)	Total equity
Balance, June 30, 2020	105,497,320	70,990,300	15,716,067	(43,183,131)	2,073,460	45,596,696
Share-based payment	—	—	4,828,614	—	—	4,828,614
Shares issued for cash, net of costs	15,697,500	31,867,688	—	—	—	31,867,688
Warrants exercised	11,245,133	10,151,569	—	—	—	10,151,569
Shares issued for conversion of loan	6,251,250	4,353,088	—	—	—	4,353,088
Shares issued for exploration and evaluation assets	1,100,000	3,411,000	—	—	—	3,411,000
Stock options exercised	1,375,000	2,222,761	(981,261)	—	—	1,241,500
Net loss for the year	—	—	—	(25,434,376)	—	(25,434,376)
Currency translation differences for foreign operations	—	—	—	—	(4,472,313)	(4,472,313)
Balance, June 30, 2021	141,166,203	$122,996,406	$19,563,420	$(68,617,507)	$(2,398,853)	$71,543,466
Share-based payment	—	—	4,276,333	—	—	4,276,333
Shares issued for cash, net of share issuance costs	13,480,083	118,023,345	2,211,663	—	—	120,235,008
Warrants exercised	6,684,892	7,389,127	—	—	—	7,389,127
Shares issued for exploration and evaluation assets	600,000	4,620,000	—	—	—	4,620,000
Compensation shares issued	60,235	500,000	—	—	—	500,000
Stock options exercised	4,410,784	8,517,711	(4,106,212)	—	—	4,411,499
Net loss for the year	—	—	—	(38,100,312)	—	(38,100,312)
Currency translation differences for foreign operations	—	—	—	—	1,653,137	1,653,137
Balance, June 30, 2022	166,402,197	$262,046,589	$21,945,204	$(106,717,819)	$(745,716)	$176,528,258

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

Years ended June 30, 2022 and 2021

Expressed in Canadian Dollars

	2022	2021
Cash flows from (used in) operating activities
Net loss	$(38,100,312)	$(25,434,376)
Add items not affecting cash
Share-based payment	4,276,333	4,828,614
Amortisation of intangible asset	191,035	191,034
Amortisation of office lease	102,177	—
Amortisation of pilot plant	13,355,544	11,360,466
Interest and accretion expense	—	173,662
Interest expense	17,216	—
Foreign exchange gain	(103,833)	(1,008,095)
Net changes in non-cash working capital items to operations:
Receivables	(995,699)	(94,488)
Prepaid expenses	(1,325,977)	31,945
Accounts payable and accrued liabilities	602,233	1,314,051
Compensation shares issued	500,000	—
Net cash used in operating activities	(21,481,283)	(8,637,187)

Cash flows used in investing activities
Exploration and evaluation expenditures	(3,509,773)	(5,924,200)
Pilot plant	(1,762,003)	(4,671,107)
Commercial plant development	(983,160)	—
Purchase of Aqualung Carbon Capture AS shares	(3,113,991)	—
Net cash used in investing activities	(9,368,927)	(10,595,307)

Cash flows from financing activities
Proceeds from private placement, net of costs	120,235,008	31,867,688
Exercise of warrants	7,389,127	10,151,569
Exercise of stock options	4,411,499	1,241,500
Lease payments	(108,547)	—
Proceeds from (repayment of) convertible loan	—	(181,286)
Net cash from financing activities	131,927,087	43,079,471

Net change in cash	101,076,877	23,846,977
Cash, beginning of year	27,988,471	4,141,494
Cash, end of year	$129,065,348	$27,988,471

Supplemental Cash Flow Information
Interest paid	—	181,286
Income taxes paid	—	—

Non-Cash Transactions (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

1.	Nature and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016, the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”). The address of the Company’s corporate office and principal place of business is Suite 110, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. The Company’s shares are listed on the TSX Venture Exchange and NYSE American Stock Exchange under the symbol “SLI” and the Frankfurt Exchange in “S5L”.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis.

During March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and its officers, Robert Mintak, and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint seeks to certify a class of investors who purchased or otherwise acquired the Company's publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. The complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain material facts regarding the Company's LiSTR Direct Lithium Extraction ("LiSTR") technology and "final product lithium recovery percentage" at its Direct Lithium Extraction Demonstration Plant in southern Arkansas. Plaintiff seeks various forms of relief, including monetary damages in an unspecified amount. The Company intends to vigorously defend against the Action. Management believes that the probable ultimate resolution of the Action will not have a material adverse effect on the financial condition of the Company.

2.	Basis of Presentation
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Board (“IASB”). These consolidated financial statements have been prepared on the basis of IFRS standards that are effective for the Company’s fiscal year ended June 30, 2022.

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries which the Company controls 100% of.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

2.	Basis of Presentation - continued
c)	Functional and presentation currency

Items included in the consolidated financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of its US subsidiaries is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the reporting date;
●	Income and expenses for each income statement are translated at average exchange rates for the period; and
●	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

d)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e)	Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued
e)	Critical accounting estimates and judgments - continued

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to:

(i)	Determination of categories of financial assets and financial liabilities

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy involving assessments and judgments made by management.

(ii)	Recoverability of long-lived assets

The application of the Company’s accounting policy for long-lived assets requires judgment in determining whether future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting there are indications of impairment, the carrying amount is tested to determine if it exceeds the recoverable amount.

(iii)	Going concern assumption

As described in Note 1, management uses its judgement in determining whether the Company is able to continue as a going concern.

(iv)	Deferred income taxes

Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 13.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

2.	Basis of Presentation – continued
e)	Critical accounting estimates and judgments - continued
(ii)	Impairment calculations

The Company evaluates each long-term asset each reporting period to determine if there are any indications of impairment. If any such indications exist, an estimate of the recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The estimates and assumptions used to estimate the recoverable amount of the long-lived assets are subject to risk and uncertainty and there is the possibility that changes in circumstances will alter these estimates and assumptions.

(iii)	Decommissioning provision

The Company estimates the decommissioning obligations for the Company’s pilot plant. In most instances, removal of assets and remediation occurs many years into the future. Amounts recorded for the decommissioning obligations and related accretion expense require estimates regarding remediation date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating costs, future removal technologies in determining the removal costs, and discount rates to determine the present value of these cash flows.

(iv)	Valuation of investment

The Company evaluates the financial health of, and near‐term business outlook for, the investee, including factors such as industry and sector performance, changes in technology, and operational and financing cash flow.

The determinations of fair value of the Company's investments at other than initial cost are subject to certain limitations. Financial information for privately‐held company investments may not be available and, even if available, that information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company's judgment and any value estimated from these techniques may not be realized or realizable.

Company‐specific information is considered when determining whether the fair value of a privately‐held investment should be adjusted upward or downward at the end of each reporting period. In addition to company‐specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly‐traded companies when valuing privately‐held investments.

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

a)	Impairment of non-financial assets

Non-financial assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies – continued
a)	Impairment of non-financial assets - continued

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or CGU in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

b)	Income taxes

Tax expense comprises current and deferred tax. Tax is recognised in income except to the extent it relates to items recognised in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences. However, deferred tax liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

c)	Convertible debentures

Convertible debentures are classified separately into financial liability and equity components in accordance with the substance of the contractual agreement. At the date of issue, the fair value of the liability component is estimated using a discount rate that would have been applicable to non-convertible debt. This amount is recorded as a liability on an amortised cost basis until extinguished upon conversion or repayment. The equity component is determined by deducting the amount of the liability component from the face value of the convertible debenture as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently premeasured.

d)	Earnings per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back or during the period, multiplied by a time-weighting factor.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued
d)	Earnings per share - continued

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All options and warrants are considered anti-dilutive when the Company is in a loss position.

e)	Share-based payments

The Company has an equity-settled share purchase stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and are amortised over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognised over its respective vesting period.

Share-based payments to non-employees are measured at the fair value of goods or services received, or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to stock options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related stock options reserve is transferred to share capital. Upon expiry the recorded value is transferred to deficit.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognises the amount that otherwise would have been recognised for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognised as an expense.

f)	Financial instruments

The following table summarizes the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial Instrument	Classification
Cash	FVTPL
Accounts payable	Amortised cost
Investment in Aqualung Carbon Capture SA	FVTPL
Lease liability	FVTPL

Financial assets

The Company classifies its financial assets into the following categories, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued
f)	Financial instruments - continued

Amortised cost

Amortised cost are those assets which are held within a business whose objective is to hold financial assets to collect contractual cash flows; and the terms of the financial assets must provide on specified dates cash flows solely through the collection of principal and interest.

Fair value through other comprehensive income (“FVOCI”)

FVOCI assets are those assets which are held within a business whose objective is achieved by both collecting contractual cash flows and selling financial assets; and the contractual terms of the financial assets give rise on specified dates to cash flows solely through the collection of principal and interest.

FVTPL

A financial asset shall be measured at fair value through profit or loss unless it is measured at amortised cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognised at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognised in the consolidated statement of loss and comprehensive loss for the year. Financial assets classified at amortised cost are measured at amortised cost using the effective interest method.

Financial assets are de-recognised when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition.

Amortised cost

The Company classifies all financial liabilities as subsequently measured at amortised cost using the effective interest method, except for financial liabilities carried at FVTPL and certain other exceptions.

Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

g)	Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants where the fair value of the common shares is based on the market value on the announcement date and the balance, if any, is allocated to the attached warrants.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued
h)	Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the unique facts and circumstances present in the contract. Leases with a term greater than one year are recognised on the balance sheet as a right-of-use asset ("ROU") and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company typically only includes an initial lease term in its assessment of a lease arrangement. The office lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the lease term. The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract, or if the rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. Lease expense for lease payments is recognised on a straight-line basis over the lease term.

i)	Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortised on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company’s intangible asset is amortised on a straight-line basis over its estimated useful life of 10 years.

j)	Exploration and Evaluation Expenditures

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring the legal right to explore are charged to profit or loss as incurred. E&E expenditures incurred subsequent to acquisition of the legal right to explore, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as E&E assets. E&E assets are not depleted and are moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds as determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued
j)	Exploration and Evaluation Expenditures – continued

E&E assets are assessed for impairment at the cash-generating unit level when there are indicators of impairment. The Company considers the following to be indicators of impairment:

(a)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(b)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
(c)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
(d)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.
k)	Property and Equipment

Property and and equipment is initially recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive loss.

The Company’s pilot plant is amortised on a straight-line basis over its estimated useful life of 2 years.

l)Decommissioning Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management’s best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated on the same basis as the related assets.

The Company’s estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

3.	Significant Accounting Policies - continued
k)	Decommissioning Provision – continued

Changes in the net present value due to the passage of time are charged to profit and loss for the period as a borrowing cost with a corresponding entry to the decommissioning provision. The net present value of remediation costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

m)	Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company’s policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

n)	Changes in accounting standards

New accounting standards issued but not yet effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Investment

On May 5, 2022, the Company entered into an agreement to purchase 179,175 common shares of Aqualung Carbon Capture AS (“Aqualung”) for $3,113,991 (NOK 23.3 million). Aqualung is a leader in Carbon Capture technology and is based out of Norway with operations in the United States. As of June 30, 2022, the Company had not received its share certificates as Aqualung was registering them in Norway.

Changes in the Company’s Investment in Aqualung are summarized as follows:

	2022	2021
	$	$
Balance, June 30, 2021	—	—
Initial investment	3,113,991	—
Effect of movement in foreign exchange rates	107,500	—
Balance, June 30, 2022	3,221,491	—

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

5.	Exploration and Evaluation Assets

	California	Arkansas
	Property	Property	Total
	$	$	$
Acquisition costs:
Balance, June 30, 2020	9,753,766	12,273,322	22,027,088
Acquisition of property	3,897,975	945,501	4,843,476
Effect of movement in foreign exchange rates	(883,192)	(1,111,337)	(1,994,529)
Balance, June 30, 2021	12,768,549	12,107,486	24,876,035
Acquisition of property	5,183,941	1,642,281	6,826,222
Effect of movement in foreign exchange rates	506,868	480,627	987,495
Balance, June 30, 2022	18,459,358	14,230,394	32,689,752

Exploration Costs:
Balance, June 30, 2020	4,554,718	2,366,542	6,921,260
Other exploration costs	10,757	408,853	419,610
Effect of movement in foreign exchange rates	(412,424)	(214,287)	(626,711)
Balance, June 30, 2021	4,153,051	2,561,108	6,714,159
Other exploration costs	14,820	1,442,241	1,457,061
Effect of movement in foreign exchange rates	164,861	101,668	266,529
Balance, June 30, 2022	4,332,732	4,105,017	8,437,749

Balance, June 30, 2021	16,921,600	14,668,594	31,590,194
Balance, June 30, 2022	22,792,090	18,335,411	41,127,501

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

5.	Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the "Option Purchase Agreement") with TY & Sons Explorations (Nevada), Inc. ("TY & Sons") and Nevada Alaska Mining Company Inc. ("Nevada Mining"), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the "Underlying Option Agreement"). Under the Underlying Option Agreement, TY & Sons has the option (the "Option") to acquire from Nevada Mining an interest in the California Property (collectively, the "Option Purchase"), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company was required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

●	US$125,000 on closing of the Option Purchase Agreement (paid)
●	US$50,000 on or before July 7, 2017 (paid)
●	US$50,000 on or before July 7, 2018 (paid)
●	US$50,000 on or before July 7, 2019 (paid)
●	US$50,000 on or before July 7, 2020 (paid)
●	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)
●	Issue 500,000 common shares on or before October 1, 2017 (issued)
●	Issue 500,000 common shares on or before October 1, 2018 (issued)
●	Issue 500,000 common shares on or before October 1, 2019 (issued)
●	Issue 500,000 common shares on or before October 1, 2020 (issued)

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

5.	Exploration and Evaluation Expenditures - continued

California Property – continued

●	US$25,000 on the Purchase Agreement date (paid)
●	US$50,000 on or before November 24, 2017 (paid)
●	US$100,000 on or before May 24, 2018 (paid)
●	US$100,000 on or before May 24, 2019 (paid)
●	US$100,000 on or before May 24, 2020 (paid)
●	US$100,000 on or before May 24, 2021 (paid)
●	US$100,000 on or before May 24, 2022 (paid)
●	US$250,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study
●	Issue 100,000 common shares on the closing date (issued)
●	Issue 100,000 common shares on or before November 24, 2017 (issued)
●	Issue 200,000 common shares on or before May 24, 2018 (issued)
●	Issue 200,000 common shares on or before May 24, 2019 (issued)
●	Issue 200,000 common shares on or before May 24, 2020 (issued)
●	Issue 200,000 common shares on or before May 24, 2021 (issued)
●	Issue 200,000 common shares on or before May 24, 2022 (issued)
●	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018, the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc. (“TETRA”), to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

5.	Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $128,860 (US$100,000) (See Note 12), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

●	US$100,000 initial payment on April 23, 2018 (paid)
●	US$100,000 on or before October 23, 2018 (paid)
●	US$200,000 on or before April 23, 2019 (paid)
●	US$200,000 on or before April 23, 2020 (paid)
●	US$200,000 on or before April 23, 2021 (paid)
●	US$200,000 on or before April 23, 2022 (paid)
●	US$200,000 on or before April 23, 2023
●	US$500,000 upon successful completion of a pre-feasibility study
●	US$1,000,000 upon successful completion of a bankable feasibility study
●	Issue 200,000 common shares on April 23, 2018 (issued)
●	Issue 200,000 common shares on or before October 23, 2018 (issued)
●	Issue 400,000 common shares on or before April 23, 2019 (issued)
●	Issue 400,000 common shares on or before April 23, 2020 (issued)
●	Issue 400,000 common shares on or before April 23, 2021 (issued)
●	Issue 400,000 common shares on or before April 23, 2022 (issued)
●	Issue 400,000 common shares on or before April 23, 2023
●	Issue 1,000,000 common shares successful completion of a pre-feasibility study

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

5.	Exploration and Evaluation Expenditures - continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (“MOU”) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

●	US$500,000 before January 28, 2018 (paid)
●	An additional US$600,000 on or before December 29, 2018 (paid)
●	An additional US$700,000 on or before December 29, 2019 (paid)
●	An additional US$750,000 on or before December 29, 2020 (paid)
●	Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optioned exercises the Option, the Optionee beginning payment of the Royalty. This additional annual payment was made on December 14, 2021.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities. The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. The Company has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee was paid in full on February 16, 2021.

On February 23, 2022, the Company and LANXESS entered into an amended and restated MOU (the "Agreement") that streamlines and expedites the plan for development of the first commercial lithium project in Arkansas, which is to be constructed at an operational LANXESS facility in El Dorado, AR (the "Project"). Under the Agreement, the Company will control all development of the Project leading up to and including the completion of the Front End Engineering Design ("FEED") study. The Company will form an initially wholly-owned company (the "Project Company") that owns 100% of the Project during pre-FEED and FEED engineering studies and the FEED engineering will be used to produce a NI43-101 Definitive Feasibility Study ("DFS"). Upon completion of the DFS, LANXESS has the option to acquire an equity interest of up to 49% and not less than 30% in the Project Company, at a price equal to a ratable share of the Company's aggregate investment in the Project Company. The Company will also retain 100% ownership of its South West Arkansas Project, all of the proprietary extraction technologies, relevant intellectual property and know-how.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

6.	Reclamation deposit

On September 6, 2017, the Company paid $80,742 (US$62,659) for a reclamation bond to the Bureau of Land Management California State (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake. This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

7.	Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);
(ii)	$250,000 on the closing date (paid);
(iii)	$250,000 promissory note payable six months after the closing date (paid);
(iv)	500,000 common shares on the closing date (issued);
(v)	$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (paid); and
(vi)	500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (issued).

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at June 30, 2020, the Company had satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

7.	Intangible asset - continued

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000
Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301
Balance, June 30, 2019	1,910,349
Amortisation	(27,740)
Balance, June 30, 2020	1,882,609
Amortisation	(191,034)
Balance, June 30, 2021	1,691,575
Amortization	(191,035)
Balance, June 30, 2022	1,500,540

The intangible asset represents purchase of intellectual property rights and was put in use in conjunction with the operation of the Company’s pilot plant on May 9, 2020 (Note 8).

8.	Pilot plant

On May 9, 2020, the Company commenced full-time operation of its LiSTR pilot plant, located at LANXESS’ south plant facility in El Dorado, Arkansas. The pilot plant is the culmination of over three years of research and development activities by the Company and its partners. The pilot plant is a bespoke DLE (Direct Lithium Extraction) plant, designed to extract lithium directly and continuously from Smackover Formation brines. The plant is designed to process up to 50 USGPM of brine, extract the lithium, and produce a high quality, concentrated lithium chloride intermediate product.

The pilot plant is being amortised on a straight-line basis over its estimated useful life of 2 years and has an estimated salvage value of $640,000 (US$500,000) at the end of its estimated useful life.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

8.	Pilot plant - continued

As at June 30, 2022, the carrying value of the pilot plant is summarized as follows:

$
Balance at June 30, 2019	—
Costs transferred from asset under construction	25,964,026
Decommissioning provision	136,280
Amortisation	(3,722,862)
Balance at June 30, 2020	22,377,444
Additions	2,764,138
Amortisation	(11,360,466)
Effect of movement in foreign exchange rates	(1,442,375)
Balance at June 30, 2021	12,338,741
Additions	1,929,020
Amortisation	(13,355,544)
Effect of movement in foreign exchange rates	72,840
Balance at June 30, 2022	985,057

Pilot plant operations costs are comprised of the following:

	2022	2021

Internet	$11,013	$11,156
Personnel	4,140,968	3,073,256
Reagents	2,077,470	527,786
Repairs and maintenance	644,203	71,384
Supplies	864,412	82,435
Test work	1,191,026	371,335
Office trailer rental	31,957	28,051
Utilities	946,424	430,753
Total pilot plant operations costs	$9,907,473	$4,596,156

9. Asset under construction – Commercial Plant

The Company is developing a commercial plant for the extraction of battery-grade lithium from tail brine from a stand-alone facility located adjacent the LANXESS facility (Note 8) in southern Arkansas. As at June 30, 2022, the Company has capitalized $4,533,458 primarily being legal and consulting costs related to the design of the project. The commercial plant is under development and not available for use and therefore not subject to amortization as at June 30, 2022.

10. Right of use asset and lease liability

On November 1, 2021, the Company leased their head office in Vancouver for a three-year term ending October 31, 2024. On April 1, 2022, Arkansas Lithium Corp. leased their office in El Dorado, Arkansas, USA for a two-year term ending April 1, 2024. The payments are made to the lessors monthly.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

10. Right of use asset and lease liability - continued

Changes in the Company’s right of use assets during the period ended June 30, 2022 are as follows:

$
Balance at June 30, 2021	—
Additions	481,827
Amortisation	(102,177)
Balance at June 30, 2022	379,650

The right of use asset is being amortised on a straight-line basis over the two-year and three-year lease terms.

Changes in the Company’s lease liabilities during the period ended June 30, 2022 were are follows:

$
Balance at June 30, 2021	—
Additions	481,827
Lease payments	(108,306)
Interest on lease payments	17,216
Effect of movement in foreign exchange rates	(242)
Balance at June 30, 2022	390,495
Less: current portion	(182,060)
Lease liability – non-current	208,435

11.	Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 8).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

11.	Convertible loan - continued

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability.

The gross proceeds of the Convertible loan were reduced by the transaction costs of US$199,869 resulting in a balance of US$3,550,131 on initial recognition. The Convertible loan is measured at amortised cost and will be accreted to maturity over the term at 4.1% per annum using the effective interest method.

On June 10, 2021, the Lender elected for early conversion of the loan in full and the Company issued 6,251,250 common shares and issued 3,125,625 share purchase warrants. Each warrant is exercisable to acquire an additional common share of the Company at a price of $1.20 until June 10, 2024. The full conversion of the loan facility retired the US$3,750,000 of long-term liability. The Company paid the Lender $181,286 of interest accrued on the loan from the period of October 29, 2019 to June 9, 2021.

$
Beginning balance at June 30, 2019	—
Initial recognition	4,641,796
Interest and accretion expense	132,034
Foreign exchange loss	181,670
Balance at June 30, 2020	4,955,500
Interest and accretion expense	173,662
Foreign exchange gain	(594,788)
Common shares issued for conversion	(4,353,088)
Interest paid	(181,286)
Balance at June 30, 2021 and 2022	—

12.	Decommissioning Provision

The following table presents the continuity of the decommissioning provision associated with the Company’s pilot plant:

$
Balance at June 30, 2021	123,940
Effect of movement in foreign exchange rates	4,920
Balance at June 30, 2022	128,860

The present value of the decommissioning provision of $128,860 was calculated using an average risk-free rate of 0.25%. Decommissioning activities are expected to occur between 2023 and 2025.

13.	Share Capital
a)	Authorized capital

Unlimited number of common voting shares without nominal or par value. Unlimited number of preferred shares without par value issued in one or more series.

166,402,197 common shares were issued and outstanding at June 30, 2022.

During the year ended June 30, 2021, the Company had the following equity transactions:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

13.	Share Capital – continued
a)	Authorized capital – continued

On October 1, 2020, the Company issued 500,000 common shares with a fair value of $1,025,000 to Nevada Alaska Mining Co. Ltd. (Note 5).

On December 18, 2020, the Company closed a prospectus financing of 15,697,500 common shares at a price of $2.20 for aggregate gross proceeds of $34,534,500. The Company incurred $2,666,812 of share issuance costs related to the financing.

On April 23, 2021, the Company issued 400,000 common shares with a fair value of $1,600,000 to TETRA Technologies, Inc. (Note 5).

On May 21, 2021, the Company issued 200,000 common shares with a fair value of $786,000 to National Chloride. (Note 5).

On June 10, 2021, the Company issued 6,251,250 common shares to Lanxess Corporation upon the conversion of the convertible loan (Note 11).

During the year ended June 30, 2021, the Company issued a total of 11,245,133 common shares for the exercise of share purchase warrants. The Company received proceeds of $10,190,569 upon exercise. As at June 30, 2021, the Company held $39,000 as a receivable from the Company’s transfer agent.

During the year ended June 30, 2021, the Company issued a total of 1,375,000 common shares for the exercise of stock options. The Company received proceeds of $1,241,500 upon exercise and transferred $981,261 from contributed surplus to share capital.

During the year ended June 30, 2022, the Company had the following equity transactions:

On November 30, 2021, the Company closed a non-brokered private placement of 13,480,083 common shares at a price of $9.43 per share for gross proceeds of $127,070,000. In connection with the closing of the private placement, the Company paid a cash finders’ fee of $6,384,050, issued 336,877 finders’ warrants with a fair value of $2,211,663 and incurred $450,942 of additional share issuance costs. All shares and finders’ warrants were restricted for resale until March 31, 2021.  The fair value of the finder’s warrants was calculated using the Black-Scholes option pricing model using an annualized volatility of 83%, a risk-free interest rate of 0.92%, a dividend rate of 0%, an expected life of 2 years and a share price on grant date of $13.23.

On March 29, 2022, the Company issued 60,235 common shares with a fair value of $500,000 to Stifel Nicolaus Canada in consideration for advisory services provided to the Company in connection with the finalisation of terms for the joint venture relationship with LANXESS Corporation, which occurred on February 23, 2022 (Note 5).

On April 25, 2022, the Company issued 400,000 common shares with a fair value of $3,240,000 to TETRA Technologies, Inc. (Note 5).

On May 24, 2022, the Company issued 200,000 common shares with a fair value of $1,380,000 to National Chloride. (Note 5).

During the year ended June 30, 2022, the Company issued a total of 6,684,892 common shares for the exercise of share purchase warrants for gross proceeds of $7,389,127.

During the year ended June 30, 2022, the Company issued a total of 4,410,784 common shares for the exercise of stock options. The Company received proceeds of $8,517,711 and reclassified $4,106,212 from reserves to share capital upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

13.	Share Capital – continued
b)	Warrants

Warrant transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
Balance at June 30, 2020	18,074,695	$0.98
Expired	(141,317)	1.00
Exercised	(11,245,133)	0.93
Issued	3,125,625	1.20
Balance at June 30, 2021	9,813,870	1.13
Issued	336,877	11.09
Exercised	(6,684,892)	1.12
Expired	(3,353)	1.30
Balance at June 30, 2022	3,462,502	$2.16

The weighted average remaining contractual life of the warrants outstanding is 1.90 years.

c)	Options

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On August 9, 2020, the Company extended the expiration date of 435,784 stock options issued to consultants from August 9, 2020 to August 9, 2021. The exercise price of the options remains $1.02 per option.

On January 18, 2021, the Company granted 1,200,000 stock options to directors and officers of the Company at a price of $3.39 for a period of 5 years. All of the stock options vested at grant.

On April 13, 2021, the Company granted 400,000 stock options to consultants of the Company at a price of $3.43 for a period of 3 years with the stock options vesting one quarter at grant, one quarter three months from grant date, one quarter at six months from grant date and one quarter at nine months from grant date.

On July 20, 2021, the Company granted 200,000 stock options to a director of the Company at a price of $6.08 for a period of 5 years. All of the stock options vested at grant.

On February 14, 2022, the Company granted 500,000 stock options to consultants of the Company at a price of $7.55 for a period of 3 years with the stock options vesting one quarter at grant, one quarter at three months from grant date, one quarter at six months from grant date and one quarter at nine months from grant date.

On March 7, 2022, the Company granted 200,000 stock options to a consultant of the Company at a price of $6.31 for a period of 5 years with the stock options vesting one quarter three months from grant date, one quarter six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

13.	Share Capital – continued
c)	Options – continued

On March 17, 2022, the Company granted 170,000 stock options to consultant of the Company at a price of $8.25 for a period of 5 years with the stock options vesting one quarter on May 17, 2022, one quarter on June 17, 2022, one quarter on September 17, 2022 and on December 17, 2022.

On April 12, 2022, the Company granted 100,000 options to a consultant with an exercise price of $9.40 for a period of 5 years. One quarter of the options vested at grant, one quarter will vest three months from grant date, one quarter will vest six months from grant date and one quarter will vest nine months from grant date.

The weighted average fair value at grant date of options granted during the year ended June 30, 2022 was $2.11 per option (2021: $2.90). The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2022		2021
Annualized volatility	142%		114%
Risk-free interest rate	1.59%		0.56%
Dividend rate	—		—
Expected life of options	4.15	years	4	years
Forfeiture rate	—		—
Share price on grant date	$7.35		$3.41

Stock option transactions are summarized as follows:

		Weighted
		average
	Number of	exercise
	options	price
Balance at June 30, 2020	13,525,784	$0.99
Options exercised	(1,375,000)	0.90
Options granted	1,600,000	3.40
Balance at June 30, 2021	13,750,784	1.29
Options exercised	(4,410,784)	1.00
Options granted	1,170,000	7.35
Options expired	(340,000)	0.96
Balance at June 30, 2022	10,170,000	$2.11

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

13.	Share Capital – continued
c)	Options – continued

The following table summarizes stock options outstanding and exercisable at June 30, 2022:

	Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise	Number	Remaining	Exercise		Exercise
Price	of	Contractual Life	Price	Number	Price
$	Shares	(years)	$	Exercisable	$
0.75	450,000	0.84	0.75	450,000	0.75
0.75	150,000	1.30	0.75	150,000	0.75
0.76	4,450,000	0.69	0.76	4,450,000	0.76
1.40	1,900,000	1.18	1.40	1,900,000	1.40
2.10	450,000	0.65	2.10	450,000	2.10
3.39	1,200,000	3.56	3.39	1,200,000	3.39
3.43	400,000	1.79	3.43	400,000	3.43
6.08	200,000	4.06	6.08	200,000	6.08
6.31	200,000	4.68	6.31	50,000	6.31
7.55	500,000	2.63	7.55	250,000	7.55
8.25	170,000	4.71	8.25	85,000	8.25
9.40	100,000	4.78	9.40	25,000	9.40
	10,170,000	1.52	2.11	9,610,000	1.79

14.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	2022	2021
Management fees	$2,686,780	$1,526,911
Share-based payments	940,268	4,072,365
	$3,627,048	$5,599,276

As at June 30, 2022, there is $287,063 (2021: $404,296) in accounts payable and accrued liabilities owing to officers of the Company.

As at June 30, 2022, there is $793,310 (2021: $Nil) in accounts payable owing to Telescope Innovations Corp.

Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

14.	Related Party Transactions – continued

On June 17, 2022, the Company entered into a Master Services Agreement ("the MSA") with Telescope Innovations Corp. ("Telescope"). Robert Mintak, CEO of the Company and Dr. Andy Robinson, President and COO of the Company are directors of Telescope Innovations Corp. Under the MSA, Telescope will provide various research and development ("R&D") services for the purpose of developing new technologies. The Company will fund an initial project for one year under the MSA, which will aim to evaluate the us of captured CO2 iin the Company's various chemical processes, as well as investigating the potential for permanent geological sequestration of CO2 within the lithium brine extraction and reinjection processes contemplated by the Company. Other R&D projects may be performed for the Company by Telescope as required. The Company incurred $755,533 of costs related to this agreement during the year ended June 30, 2022.

15.	Income Taxes

Income tax expense (recovery) varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	2022	2021
Net loss for the year before taxes	$(38,100,312)	$(25,434,376)
Statutory Canadian corporate tax rate	27.0%	27.0%
Anticipated tax recovery	$(10,287,084)	$(6,867,282)
Non-deductible items and other differences	2,504,683	1,843,110
Change in unrecognized tax benefits	7,782,401	5,024,172
Actual income tax provision (recovery)	$—	$—

The significant components of the Company’s deferred tax assets (liabilities) are as follows:

	2022	2021
Non-capital loss carry forwards	$13,619,710	$8,119,908
Capital assets	5,489,443	2,979,317
Lease Liability	79,810	—
Mineral property interests	1,867,068	1,765,416
Share issue costs	631,580	871,412
	21,687,611	13,736,053
Unrecognized deferred tax assets	(21,687,611)	(13,736,053)
Net deferred income tax assets	$—	$—

At June 30, 2022, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $34,830,000, available for carry-forward to reduce future years' taxable income, if not utilized, expiring between 2030 and 2042. At June 30, 2022, the Company has available non-capital tax losses for United States income tax purposes of approximately $20,076,000, available for indefinite carry-forward to reduce future years' taxable income.

16.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

17.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs). There were no transfers between Levels 1, 2 or 3 for the years ended June 30, 2022 and 2021.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

June 30, 2022	Level 1	Level 2	Level 3	Total
Cash	$129,065,348	$—	$—	$129,065,348
Investment in Aqualung Carbon Capture SA	$—	$3,221,491	$—	$3,221,491

June 30, 2021	Level 1	Level 2	Level 3	Total
Cash	$27,988,471	$—	$—	$27,988,471

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

●	maintaining sound financial condition;
●	financing operations; and
●	ensuring liquidity to all operations.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

17.	Financial instruments and financial risk management – continued

In order to satisfy these objectives, the Company has adopted the following policies:

●	recognize and observe the extent of operating risk within the business;
●	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.
(i)	Interest rate risk

The Company does not have any financial instruments which are subject to interest rate risk.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. As at June 30, 2022, the Company has a working capital surplus of $125,024,698 (2021 – working capital surplus $25,969,236).

(iv)	Foreign Exchange Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	2022	2021
	$	$
Cash	106,802,040	736,623
Accounts payable	(3,431,920)	(1,520,823)

At June 30, 2022, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.2886. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $10,337,000 (2021: $78,000) in the Company’s comprehensive loss for the year.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2022 AND 2021

(Expressed in Canadian Dollars)

18.	Non-Cash Transactions

Non-cash Financing and Investing Activities	2022	2021
	$	$
Shares issued for exploration and evaluation assets	4,620,000	3,411,000
Shares issued for compensation	500,000	—
Shares issued for convertible loan	—	4,353,088
Exploration and evaluation expenditures included in accounts payable	305,994	152,564
Commercial plant expenditures included in accounts payable	1,775,149	—
Pilot plant expenditures included in accounts payable	67,919	225,265

19.	Subsequent Event

On August 18, 2022, the Company issued 150,000 common shares for the exercise of stock options with an exercise price of $0.75 per share.